Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: January 25, 2021

Latch – Latch and TS Innovation Acquisitions Corp. Conference Call, January 25, 2021

C O R P O R A T E    P A R T I C I P A N T S

Scott Bacigalupo, Managing Director, Allen & Company

Rob Speyer, President & Chief Executive Officer, Tishman Speyer; and Chief Executive Officer & Chairman (TSIA)

Luke Schoenfelder, Chief Executive Officer & Co-Founder, Latch

Garth Mitchell, Chief Financial Officer, Latch

P R E S E N T A T I O N

Scott Bacigalupo

Welcome to the Latch and TS Innovation Acquisitions Corp., or TSIA, Investor conference call. I am Scott Bacigalupo, Managing Director at Allen & Company.

On the call with me today are Rob Speyer, President and CEO of Tishman Speyer and the CEO and Chairman of TSIA; Luke Schoenfelder, CEO and Co-Founder of Latch; and Garth Mitchell, CFO of Latch.

Before we begin, I want to note that this call may contain forward-looking statements, including Latch’s expectations of future financial and business performance and conditions, the industry outlook and the timing completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions and they are not guarantees of performance. We encourage you to read the press release issued today, the accompanying presentation that is available on Latch’s Investor Relations page, and TSIA’s filings with the SEC for a discussion of the risks that could affect the business combination and the business of Latch after completion of the proposed transaction.

As a reminder, all participants on today’s call will be in listen-only mode and the call will not include a Q&A session.

Thank you for joining us to discuss the transaction between the Tishman Speyer sponsored TS Innovation Acquisition Corp. and Latch, maker of full-building enterprise SaaS platform LatchOS that will bring Latch’s business into the public markets.

Before Rob and Luke get into more details of why we think this transaction makes so much sense, let me quickly give you the key metrics of the transaction.

The transaction values Latch at approximately $1.56 billion post money, and once it’s complete, the Company expects to have up to $510 million in cash to fund growth initiatives. This includes the net proceeds from the $300 million of cash held in TSIA’s trust account from its initial public offering in November, $190 million of PIPE investment, and a $60 million of existing cash on Latch’s balance sheet. The combined company will have a pro forma ownership at $10 per share, with existing shareholders having a 64% controlling interest; TSIA shareholders 19%; TSIA sponsors 4%; and the transaction’s PIPE investors 12%. Following the close, we expect Latch to begin trading on NASDAQ under the ticker symbol LTCH.

With that, I will turn the call over to Rob.

Rob Speyer

Thank you, Scott.

First, let me introduce Tishman Speyer. We’re a global real estate platform owning and operating iconic buildings like Rockefeller Center in New York City, and also developing ground up across the world from The Springs in Shanghai to the Sony Center in Berlin to Mission Rock in San Francisco. Today, we have a portfolio of more than 120 assets, nearly $57 billion in AUM. We do commercial office, residential, mixed use and life science real estate. We’re a global platform with nearly 80 million square feet spread across the U.S., Europe, Latin America and Asia. And this is an exciting moment, possibly unique, in our 120-year history, because real estate, an industry not exactly renowned for innovation, is in the early stages of a profound disruption and one that is dramatically changing the possibilities for how we interact with built spaces.

We’ve long believed in the importance of integrating technology into old and new buildings alike, and we believe that the companies providing innovative, beautiful and smart tools, tools that can make our customers lives a little bit easier, these companies are poised for great success, companies like Latch.

Latch has developed an exceptional product, one that puts the customer experience first. I’ve known Luke and Latch for years first as a customer and later as an investor in the Company. Luke and I first connected over our shared vision for making the places people live better, and I’m a strong believer in Luke’s goal for creating a seamless residential experience, starting with access and extending to the full breadth of a Latch operating system.

And Latch’s track record speaks for itself. They’ve seen their cumulative bookings grow over 700% in the last two years. They’ve brought strong and growing engagement to their app and they’ve got traction with the country’s biggest developers, like us. In fact, Latch is now installed in more than one out of every ten new apartments in the United States.

So we believe this moment is a strategic point in Latch’s trajectory. And I knew that Tishman Speyer had something unique to offer proptech companies, the power of our vertically integrated real estate platform and the expertise of our more than 1,200 people, and I knew that we could help the right company accelerate growth across all the global markets of Tishman Speyer. And so we set out to find the right company for our SPAC, companies that had achieved a certain scale with a strong and differentiated business model, an exceptional team and the potential to scale much further through our platform.

Latch checks all these boxes and more.

We’ve had the pleasure of working with Luke and his team for years, rolling out Latch across our own residential portfolio, and was thrilled to work with Latch today and in the coming years to bring Latch’s products to new global markets, like Europe, and new verticals, like commercial office. So it’s with this conviction, the conviction of a long-time real estate and capital markets investor, but also the conviction of an extremely satisfied customer that we believe in Latch’s future in the public market.

Luke?

Luke Schoenfelder

Thank you so much for that introduction, Rob.

To echo Rob’s sentiments, we’re very excited about this partnership with Tishman Speyer to bring Latch to the public markets. This is a transformative transaction for Latch, one that will create more opportunities for us to continue to grow and expand through new products, new verticals and new geographies. It has always been a long-term goal for Latch to be a public company, and with Tishman Speyer and TSIA, we’re confident that we found the right strategic path to the public markets.

I co-founded Latch in 2014 with Brian Jones, Dhruva Rajendra and Thomas Meyerhoffer. Together, we have built an Executive team with decades of experience at some of the world’s best companies, including Apple, BCG and IDEO. We would not be where we are today if it wasn’t for this talented and dedicated group of professionals who’ve been committed to our mission from the very beginning. At our core, we’re a product company, and more than half of our employees work in product development roles, even today.

From the start, we had a simple and clear vision - to create products that make spaces better places to live, work and visit. Over the last seven years, we have methodically executed this mission, creating a LatchOS software platform and an entire ecosystem of products and experiences for all the stakeholders at a building. Building owners pay for a LatchOS software platform, install Latch in partner devices, and then everyone at the building gets to use them everyday. Each Latch product is designed to help people get more out of each space, enhancing their enjoyment and efficiency in ever-increasing ways. And LatchOS scales to meet the needs of users in all types of buildings.

In the beginning, we started by solving the access problem at apartment buildings. We created products that work for each door in an apartment building, from building entrances to apartment doors, elevators, parking garages, gyms and just about everything in between. Once installed, users could use their smartphone, NFC card door code or even their Apple watch to unlock each door in their path and share access right from their phone. These products help define the smart access category for multi-family buildings and serve as the foundation for our growth.

From there, we expanded into delivery and gas management, making sure that our products enabled more efficient and seamless deliveries and guest reception through our Latch intercom, Latch camera and Latch delivery assistant products. We worked with partners like UPS to help make sure we could drive efficiency gains for each delivery while also providing a better experience for residents and buildings too.

After that, we saw an opportunity to extend the enterprise device management capabilities that we built to manage our own first party devices to manage third party products, and we built relationships with companies like Google Nest, Honeywell, ecobee and more. Now LatchOS manages each of these third party devices for building managers and the Latch app enables residents to control each of their devices from our app.

From there, we saw the need to bring enterprise connectivity solutions to apartment buildings, and we built LTE into our Latch intercom and Latch hub to enable us to bring connectivity right to the edge. With this foundation of products in place, we’ve created a resident experience where the average user interacts with our app 4.6 times per day, setting the stage for the introduction of new experiences over time. Our average building customer installed Latch and partner devices across the whole building paid Latch between $7 and $12 per apartment per month for the features that they need, and then they onboard their staff and residents and go from there.

With LatchOS, we have a unique platform and a highly attractive financial operating profile, including a rapidly growing, recurring enterprise software revenue model, highly sticky customer relationships with building owners and with residents; long term prepaid enterprise software agreements with high switching costs; visibility to sustained average revenue per home unit, or ARPU, expansion with new and existing customers; extensive opportunities to sell deeper into new and existing customer portfolios; and we have a capital efficient customer acquisition and clear upsell opportunities, with an opportunity for disruptive consumer SaaS and internet businesses to be built right on top of our enterprise distribution.

As a result, after only three years in the market, Latch consistently delivers strong sales at high growth as we continue to drive ever broader market adoption of our products. In fact, one in ten new apartments in the U.S. are built with Latch, and seven out of ten of NMHC’s top developers are Latch customers.

Garth is going to provide a deeper dive into our financial metrics later in this presentation, but I would like to highlight that even with the uncertainty of 2020, we drove $167 million in booked revenue, which represents 49% growth over 2019.

As our results show, Latch has a strong foundation and there’s compelling opportunity for further growth that’s supported by four important pillars that we’re going to talk through. First, the market for an apartment building operating system is massive. Second, LatchOS is defining the full-building operating system category. Third, since our inception in 2014, we have demonstrated strong customer traction and unit economics. And fourth, there’s significant white space for rapid growth.

So I’m going to dive into each of these in more detail right now.

Let me start with the massive market opportunity. There are an estimated 47 million rental homes in the United States alone, which Latch can serve through our LatchOS ecosystem. Although we’ve seen three years of enormous growth, we’ve only penetrated approximately 1% of the overall rental unit market, including existing rental units. Just by serving operators and owners in the United States represents an annual $54 billion opportunity just with the LatchOS modules that are currently on our road map. In Europe, there’s an estimated 93 million additional apartments, which can add an incremental $90 billion annual market opportunity. That’s a total addressable market of $144 billion a year.

LatchOS is the first multi-family operating system that is able to service this opportunity and is defining the building operating system category.

When we started, people thought that we might be a coastal product, but the reality is that LatchOS powers buildings, large and small, across more than 35 states. From affordable housing in Baltimore and garden style developments in Atlanta, to luxury towers in the Midwest and historic buildings in Manhattan, LatchOS scales to meet the needs of users in all types of buildings. Building owners pick the modules for each of their apartments and then choose the devices that they want to install as part of their building infrastructure.

This is the existing universe of Latch products and partners. It has taken us seven years to develop this ecosystem and we’re excited by the capabilities that we provide to our customers, residents and service providers everyday.

To get started, building owners choose the LatchOS capabilities that they need, select the devices they’d like to install to their buildings and we handle the rest. Our LatchOS software platform then combines our own devices, partner devices and services to create a complete system for each building and stakeholder. Our average customer signs a LatchOS software contract greater than six years to provide the capabilities that they need at their building.

The way we sell our products is also unique, as we become essentially the trusted technology adviser for many of our customers. While traditionally this takes an eight or more disparate, largely disconnected vendors to replicate the capabilities of LatchOS, we’re able to consolidate all of those capabilities in a single system.

We always work to better understand and serve our customers and we’re constantly evolving our product suite to meet their needs, solving their problems and unifying important capabilities directly in the LatchOS platform. Our product road map is directly informed by this collaboration with our customers, as we evolve to meet their needs and provide a singular experience that makes life better for everyone at a building.

Real estate owners buy LatchOS because it helps drive net operating income through increased revenue and reduced expenses. LatchOS can help customers increase their revenue by up to $200 to $500 per apartment per year, while at the same time reducing expenses by up to $100 to $300 per apartment per year.

On this slide, you can see the specific benefits LatchOS provides. Once building owners have set their Latch system up, they add all their residents to Latch. When a resident moves in they get smart access, guest sharing, smart home control and intercom capabilities all in a single app. These capabilities lead our residents to interact with our app on average of 4.6 times per day. This engagement allows us to introduce new features to meet the needs of residents from house cleaning to laundry to renter’s insurance, and even subscription services, like internet, directly inside the Latch app. This has the effect of expanding our market opportunity to encompass resident spending.

In keeping with our focus on helping people create better spaces to live, work and visit, you can expect to see a suite of services and experiences sold directly to the residents of Latch buildings as we believe we can make their entire rental experience easier and more efficient. And we can do all this via the incredible engagement we get for free via our own app. That’s the power of the integrated full-building experience LatchOS delivers.

Because of the value we’re able to deliver, Latch is a diverse customer group ranging from the largest real estate companies in the world, like Tishman Speyer and Brookfield, to small regional developers. We have had deep relationships with many of the country’s largest residential real estate owners, including seven of the ten largest NMHC developers, as you can see on this slide.

Because we have these direct relationships with our customers, we partner with them from the start of each project, acting as their first technology partner, understanding their nuanced specific needs and learning how our products already meet or can evolve to meet their needs. With an insulation timeline that can range from 6 to 18 months, depending on the construction schedule, we can actually improve our products and add new features between the time of the initial sale and the time of install.

We often say that the worst Latch product you’ll ever use is the one that you buy on day one. Just like a smartphone or a Tesla car, we believe our products will only improve as time goes on, as our software updates keep adapting to our customers’ needs throughout their multiyear software contracts.

So what is the outcome of our end-to-end sales cycle and product development cycle? It results in multiyear software contracts, direct feedback loops to our buildings and the residents, local and regional market insights, and a full picture of ever-changing needs that the real estate industry’s looking for. It gives our customers a connected operating system that is constantly evolving, getting better in periods, best measured in weeks or months, rather than years and decades. This empowers Latch to build superior products for our customers and deliver a superior experience again and again.

And how do we define superior? Well, a really big part of that is financial metrics. I’ll hand it over to Garth Mitchell, Latch’s CFO, to talk about the growth engine powering Latch.

Garth Mitchell

Thanks, Luke.

Now I’ll discuss Latch’s compelling financial metrics.

Since our launch in the summer of 2017, we haven’t lost a customer, leading to 100% gross dollar retention. Our direct sales model enables high repeat customer bookings, larger deal sizes and upselling activity. Between Q4 2019 and Q4 2020, we were able to grow booked annual recurring revenue from the same customers by 54%. As we look ahead, we believe our enterprise SaaS business has a distinct competitive advantage. Our iconic best-in-class hardware bolts our solution directly onto apartment doors.

As Rob mentioned earlier, if you examine our revenue growth, net booked revenue expansion, booked and software gross margins, all compare highly favorably to some of the best-in-class publicly traded vertical software companies. We are a SaaS business serving one of the world’s largest industries, with no direct competitors. This is what makes our business model and growth trajectory so unique.

Certain modules of our software solution are hardware enabled, so we price our hardware to win (phon) the software agreements. And think about hardware as a component of our customer acquisition costs, factoring in any hardware losses when we compare to our software LTV, which is lifetime value, defined as software revenue across the initial contract term, minus software cost of good sold. Even after factoring in occasional hardware losses, our business delivers an attractive SaaS company LTV to customer acquisition cost ratio of 4x, which we believe will only expand as customers purchase new LatchOS modules over time, and as we realize greater economies of scale and manufacturing. The hardware also only helps increase the stickiness of our product. Adding only one renewal to the LTV improves LTV to customer acquisition cost ratio to 7x.

Latch also has compelling upfront unit economics. Ninety seven percent of our customers prepay their full six-plus year contract on day one, which creates highly attractive upfront profitability and cash efficiencies.

Our customers are also quick to adopt new products as we release them, validating our product expansion strategy. In Q4 2020, 44% of our booked home units were sold with intercom or smart home integration software after we just started selling the products in May. Those products increased average revenue per home unit by approximately 30% each.

Speaking of average revenue per home unit, we have visibility to approximately 150% growth of maximum average revenue per home unit, just with the products currently on our road map. This just includes products slated to launch this year. This strong adoption is a testament to all the hard work of our employees and their commitment to making the building experience better for all our customers.

I’ll now turn it back over to Luke to talk about our growth strategy.

Luke Schoenfelder

Thanks so much, Garth.

Latch has significant white space for rapid growth, and we’ll be strategic about how we approach each new opportunity. As we look at the near term for Latch, there are four key growth drivers in North America. We’re focused on growing the number of units on our LatchOS platform by driving bookings with new customers and expanding within our existing customer portfolios. We’re also determined to expand average revenue per home unit by adding and expanding our LatchOS modules for enterprise customers and also capturing more digital services spending from residents.

As I mentioned earlier, one of the key benefits of this transaction is it will enable us to expand to new markets faster than we’d be able to do on our own. As we look further out with TSIA, we can accelerate our European expansion. We thought long and hard about our European strategy for years. Our plan is to start with a focused approach, leveraging Tishman Speyer’s decades of expertise and assets and target the 23.5 million apartments in Germany, 9.9 million apartments in France, and 4.2 million apartments in the U.K. in the first stage.

We will also have the capital to expand to new verticals. Starting with commercial office. We’re going to work with existing and adjacent partners to bring our operating platform into commercial buildings. We’re confident that we’ll be able to serve all the doors in a building, from garages to office entrances to elevators, and that we can solve many of the problems people deal with in large office buildings today.

It’s anticipated that the largest return to office will occur this year, which means that there’s an increased focus on new infrastructure. Latch products are designed for the flexibility and ease of use that’ll be needed in this new realty. We can’t wait to see how our products improve the daily lives of users and building managers as people return to office and Latch offers new products and new experiences for the commercial office vertical.

I’ve never been more excited for what lies ahead, and we’re just getting started. Latch is a product company and we’re committed to continuing to deliver for each stakeholder in our ecosystem. We have a strong foundation of products and services, deep customer relationships and a team that is dedicated to pushing the Latch experience forward in every way that we can.

As we continue to add to the depth and breadth of LatchOS, continue to innovate with new products, and continue expanding to new markets, Latch’s next chapter is going to be something really special. We hope you’ll follow our journey.

Thank you for joining us today. And onwards.

Below are social posts made on day of the announcement of the business combination – Jan. 25, 2021

LINKEDIN

LINKEDIN Tishman Speyer 69,939 followers We are excited to continue our partnership with building software platform Latch through a new merger. “We look forward to serving as an incubator,, operational partner and launch customer as Latch develops and expands its exceptional product lines,”says our CEO Rob Speyer, http://on.wsj .com/3qOsCxi WSJ News Exclusive | Smart-Lock Maker Latch to Use Tishman Speyer SPAC to Go... wsj.com

TWITTER

TWITTER Tishman Speyer @tishmanspeyer 8m We are excited to continue our partnership with building software platform ©latchaccess through a new merger. “We look forward to serving as an incubator, partner and customer as Latch expands its exceptional product lines,”says our CEO Rob Speyer. WSJ News Exclusive | Smart-Lock Maker Latch to Use Tishman Speyer S... Latch Inc., a maker of smart locks and building-management software, plans to go public using a so-called blank-check vehicle, joining the ... wsj.com

Latoh 8,237 followers BREAKING: A few moments ago Latch publicly announced its intention to go public, at an enterprise value of approximately $1.5B, via a merger with Tishman Speyer’s SPAC and a PIPE investment that includes Blackrock, D1, Durable, Chamath Palihapitiya, Fidelity, Wellington, Spruce House, Arrowmark, Avenir Growth Capital, and Lux Capital. We look forward to beginning this next phase of our journey as a public company, delivering on our growth potential in new and exciting ways, maximizing value for Latch shareholders, and making an ever-increasing number of spaces better places to live, work, and visit. Thank you to all of our team members, customers, partners, and investors. We wouldn’t be here without your belief in Latch and our mission. Press Release: https://lnkd.in/dBwSqgk Learn more: http://latch.com/investors Latch, Maker of Full-Building Enterprise SaaS Platform LatchOS, to Merge with... Iatch.com

Latch *** LATCH 8,237 followers 10m Luke Schoenfelder, Latch co-founder and CEO, and Rob Speyer, President and CEO of Tishman Speyer, shared more about Latch’s intention to go public via a merger with Tishman Speyer’s SPAC this morning on CNBC’s Squawk Box. Watch the full interview: https://lnkd.in/dbJe3Qh Real estate developer Tishman Speyer acquires smart-lock company Latch cnbc.com

Latch @latchaccess 7h LATCH BREAKING: A few moments ago Latch publicly announced its intention to go public, at an enterprise value of approximately $1.5B, via a merger with Tishman Speyer’s SPAC... 36 147 Latch @latchaccess .7h LATCH ...and a PIPE investment that includes Blackrock, D1, Durable, Chamath Palihapitiya, Fidelity, Wellington, Spruce House, Arrowmark, Avenir Growth Capital, and Lux Capital. 1 4 35 Latch @latchaccess . 7h we look forward to beginning this next phase of our journey as a public company, delivering on our growth potential in new and exciting ways, maximizing value for Latch shareholders, and making an ever-increasing number of spaces better places to live, work, and visit. 2 1 15 Latch @latchaccess . 7h LATCH Thank you to all of our team members, customers, partners, and investors. We wouldn’t be here without your belief in our mission. Iatch.com/investors 19

Below is an excerpt from an article posted on the Wall Street Journal on January 25, 2021

Smart-Lock Maker Latch to Use Tishman Speyer SPAC to Go Public

Deal between startup and SPAC sponsored by property firm values Latch at $1.56 billion

Smart-lock startup Latch plans to join the Nasdaq by merging with a so-called blank-check vehicle sponsored by real-estate firm Tishman Speyer.

By Bowdeya Tweh and Konrad Putzier

Latch Inc., a maker of smart locks and building-management software, plans to go public by merging with a special-purpose acquisition company backed by a real-estate giant, the latest startup looking to use a so-called blank-check vehicle to cash in on strong investor interest in tech-enabled businesses.

The merger will unite venture-capital-backed Latch with TS Innovation Acquisitions Corp. TSIA +44.40% , a special-purpose acquisition company sponsored by New York commercial real-estate firm Tishman Speyer Properties LP that raised $300 million late last year, the companies said Monday. The deal, which values Latch at $1.56 billion, is expected to close in the second quarter, and Latch is expected to trade on the Nasdaq under the symbol LTCH, they said.

SPACs have increasingly gained favor over the past year among companies looking to go public and large investors looking to partner with them. These SPACs, which go public with no assets and then merge with private companies, raised a record $82.1 billion in 2020, more than six times the prior year’s total, according to Dealogic data. Nearly 300 SPACs are seeking deals, armed with about $90 billion in cash.

Another tech company, Taboola.com Ltd., also on Monday revealed plans to go public in a SPAC deal. The content-recommendation startup behind those tempting “around the web” promoted stories, said it would merge with ION Acquisition Corp. IACA +14.90% in a deal that will bring in $545 million for Taboola and value it at $2.6 billion. Taboola’s SPAC plans come months after its plan to acquire competitor Outbrain Inc. was called off in September.

Latch, founded in 2014 as Latchable, is set to net around $450 million in cash from the SPAC and other investors including funds managed by BlackRock Inc., Fidelity Management & Research Co. and D1 Capital Partners LP, according to an investor presentation.

The deal would also be a windfall for Tishman Speyer. The company, which owns properties including Rockefeller Center and 200 Park Avenue in New York, is set to receive a roughly 4% stake in Latch, worth around $60 million, as de facto payment for sponsoring the SPAC.

Tishman Speyer is at the forefront of a small but growing group of real-estate companies getting into the SPAC business. Property-services giant CBRE Group Inc. launched a $350 million SPAC in December, while hotel-and-private-equity mogul Barry Sternlicht recently filed for his third such vehicle. Large property owners have started pouring money into real-estate startups in recent years, seeking to profit from rising valuations and modernize their own buildings.

Before launching the SPAC, Tishman Speyer had invested in about a dozen so-called prop-tech companies including Latch, Rob Speyer, Tishman’s chief executive, told The Wall Street Journal. Mr. Speyer said that the pandemic has accelerated demand for real-estate technology products like Latch, and that he hopes to use Tishman Speyer’s expertise and connections to help Latch expand into new countries and new building types, such as offices.

“Real estate has been an industry that has been technology-resistant for decades,” said Mr. Speyer, who will also join Latch’s board of directors. “It’s hitting this period of massive disruption. It’s entrepreneurs like Luke and companies like Latch that are leading this wave of disruption.”

Luke Schoenfelder, chief executive of Latch, said the company and its adviser, Goldman Sachs Group Inc., evaluated more than 10 prospective deals. Ultimately, he said, Latch chose Tishman Speyer because of factors including its industry reach and a desire to remain independent.

Latch sees its future in providing software-as-a-service, supplying both its LatchOS building-operating system and its hardware to real-estate managers. The average contract length for its software is more than six years, according to Latch.

Mr. Schoenfelder said 2020 was Latch’s strongest sales year, helped by the pandemic’s spurring interest in tools such as contactless door and elevator controls. Latch has more than 200 employees and was last valued at $454 million as of 2019, according to PitchBook Data Inc.

“There’s a lot of space for us to expand,” Mr. Schoenfelder told the Journal, noting Latch’s products are installed in less than 1% of the 47 million rental units in the U.S.

Growing is critical to Latch’s path to profitability. It had a loss of $61 million before interest, taxes, depreciation and amortization last year, according to an investor presentation, and doesn’t project being profitable by that measure until the end of 2024.

Net revenue was $18 million in 2020, up from $15 million a year earlier, Latch reported. The company forecasts its revenue will nearly triple this year and reach $877 million in 2025.

Below is an excerpt from an article posted on Reuters on January 25, 2021

Smart-lock maker Latch going public in $1.6 billion Tishman Speyer-backed deal

By Reuters Staff

(Reuters) - Smart-lock maker Latch Inc said on Monday it has agreed to go public through a merger with TS Innovation Acquisitions Corp, a blank-check acquisition company backed by U.S. property developer Tishman Speyer, in a deal valuing it at $1.56 billion.

Latch will receive around $510 million in cash, including $190 million from investors such as Chamath Palihapitiya, BlackRock Inc, D1 Capital Partners and Fidelity Management & Research Company LLC.

Shares of TS Innovation, a special purpose acquisition company (SPAC) which raised $300 million in its November initial public offering, were up 43.9% at $14.91 apiece late Monday afternoon.

Founded in 2014, Latch has partnered with Alphabet Inc’s Google to develop smart thermostats and United Parcel Services Inc to make smart locks in New York apartment buildings.

“Real estate as an industry has been technology resistant for decades. We’re now hitting the early stages of the disruption cycle. But it’s just the early stages and the right prop tech companies are going to make a revolutionary difference to our industry,” TS Innovation Chairman and Chief Executive Rob Speyer said in an interview.

SPACs have emerged as a popular route for companies seeking to go public with less regulatory scrutiny and more certainty about valuation than a traditional IPO.

Unlike a regular IPO, a SPAC merger allows the company to use forward financial projections to lay out its pitch to investors, according to CEO Luke Schoenfelder.

“The SPAC structure enabled us to talk about our business and really reflect the growth that we’ve been experiencing as opposed to just looking at historical financials but to really be able to paint the growth picture,” Schoenfelder said.

The deal is expected to close in the second quarter. Latch will be listed on the Nasdaq under the ticker symbol “LTCH”.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TSIA intends to file a registration statement on Form S-4 that will include a proxy statement of TSIA and a prospectus of TSIA. The proxy statement/prospectus will be sent to all TSIA and Latch stockholders. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA and Latch are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Information about TSIA’s directors and executive officers and their ownership of TSIA’s securities is set forth in TSIA’s filings with the SEC, including TSIA’s Registration Statement on Form S-1, which was filed with the SEC on November 5, 2020. To the extent that holdings of TSIA’s securities have changed since the amounts printed in TSIA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.